UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☒ Form 20-F ☐Form 11-K

☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIMPPLE LTD.
Full Name of Registrant

N/A

Former Name if Applicable

71 Ayer Rajah Crescent

#03-07

Address of Principal Executive Office (Street and Number)

Singapore 139951

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SIMPPLE LTD. (the "Company") could not complete the filing of its Annual Report on Form 20-F for the period ended December 31, 2023, due to a delay in obtaining and compiling information required to be included in the Company's Form 20-F, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kelvin Lee	+65	90217100

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2023 fiscal year:

Revenue We anticipate that we will report that our sales were $3.46 million for the year ended December 31, 2023, which decreased by $1.40 million, or 28.8% from $4.86 million in the year ended December 31, 2022.

Cost of goods sold We anticipate that we will report that for the year ended December 31, 2023, cost of revenues decreased by $0.50 million, or 23.1%, to $1.67 million from $2.17 million for the year ended December 31, 2022.

Gross profit We anticipate that we will report that our gross profit was $1.79 million in 2023, compared to gross profit of $2.69 million in 2022.

General and administrative expenses We anticipate that we will report that general and administrative expenses amounted to approximately $7.36 million for the year ended December 31, 2023, $3.95 million or 115.7% higher than $3.41 million for the previous fiscal year.

General and administrative expenses include system development fee, staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets. The spike increase is mainly due to the recognition of IPO-related expenses from being successfully listed at Nasdaq.

3

SIMPPLE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By:	/s/ Schroeder Norman
Schroeder Norman
	Title:	Chief Executive Officer

4